Exhibit 99.2

IMPERIAL TOBACCO GROUP PLC

TRADING UPDATE – 20 SEPTEMBER 2004

Speaking today at a trading update, Gareth Davis, Chief Executive, will confirm that the Imperial Tobacco Group’s overall performance for the current year remains in line with management’s expectations at the time of the interim results announcement in April.

TRADING HIGHLIGHTS

In the UK, we have continued to perform well and have consolidated our leadership position over the summer months. Our annual average cigarette market share grew to 44.6% in August with our roll your own tobacco share up at 65.5%.

Following the March 2004 tobacco tax increases, the German market remains challenging. The tobacco market has declined by around 6% with the cigarette decline partly offset by gains in other tobacco products. Cigarette market volumes were down around 12% in the year to August. Our cigarette share declined slightly following the March tax increase, but has grown month on month since April, up to 19% in August. The portfolio has benefited from an encouraging performance from JPS Red, introduced nationally at an attractive price point of €3.20 in April. The manufacturer’s price increase, taken at the same time as the March tax increase, has improved the profitability of our portfolio and helped mitigate the market volume declines. In addition, the market for other tobacco products has grown rapidly, up 27% in the year to August. As market leaders in this segment, we have benefited from this growth, despite a small decline in our market share to just over 27%. This has mainly been due to increased competition in the make your own sector, following the introduction of lower priced brands.

We have delivered a number of good cigarette share performances in the Rest of Western Europe, including in Greece, Italy, France, Spain and The Netherlands. These have been partly offset by the impact of duty driven cigarette market declines, most notably in France.  In contrast, the growth in roll your own tobacco, particularly in France and Spain, has added to our progress in this region.

Whilst the Group’s exposure to the market decline in Ireland is small, our evaluation indicates that the majority of this reduction is due to the impact of successive sizeable duty increases and changes in patterns of cross border trade.

In the Rest of the World regions, the performance trends seen in the first half have also continued, with some good in-market results within Asia, Australasia, Africa, the Middle East and Duty Free. Market pressures in Central and Eastern Europe have persisted, partly offset by some robust performances in higher margin markets, like the Czech Republic.

Our trading performance has again benefited from our ongoing focus on cost control and complexity reduction.  The various cost initiatives announced over the last year have been successfully progressed.  These measures along with other cost savings, including lower interest charges, have helped mitigate the negative effect of exchange rate movements.  On a full year basis, we expect the adverse impact of exchange rates to be some £15m at both the operating profit and pre tax levels.

REGULATORY

From a regulatory perspective, there has been increasing debate regarding Smoking in Public Places in recent months. We continue to believe that an outright ban would be disproportionate and a step too far. Practical, workable solutions, such as ventilation and/or segregated areas, can be found to accommodate both smokers and non-smokers.  We welcome dialogue with regulators in this regard.

COMMENTING ON PERFORMANCE, GARETH DAVIS SAID:

“Building on our first half performance, we have continued to make good overall progress despite a number of challenging backdrops, particularly in the German market. I am encouraged by our market share gains, notably in the UK and the Rest of Western Europe. In the Rest of the World region Davidoff has been a star performer with double digit percentage growth year on year.

Our strategic emphasis is unchanged. Our focus continues to be on profitable sales development, combined with ongoing improvements in operational efficiency across the business.  We will continue to drive profitable growth for the benefit of our shareholders.”

Full year results for the year ending 30 September 2004, will be announced on Monday, 8 November 2004.

Enquiries

Alex Parsons Group Media Relations Manager	mobile 07967 467 241

Simon Evans Group Media Relations Executive	office0117 933 7375

John Nelson-Smith Investor Relations Manager	office0117 933 7012

www.imperial-tobacco.com

Note: the trading update includes short presentations on Smoking in Public Places and the German market, which will be available on our website at 11.30am today.